December 4, 2020

Via EDGAR and Electronic Delivery

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Sonia Bednarowski
Dietrich King
Ben Phippen
Michael Volley

Re:	Upstart Holdings, Inc.
Registration Statement on Form S-1
Submitted November 5, 2020
File No. 333-249860

Ladies and Gentlemen:

On behalf of our client, Upstart Holdings, Inc. (“Upstart” or the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated November 16, 2020, relating to the above referenced Registration Statement on Form S-1 (the “Registration Statement”). We are concurrently submitting via EDGAR this letter and a revised draft of the Registration Statement (“Amendment No. 2”). For the Staff’s reference, we are providing to the Staff by electronic delivery copies of this letter as well as both a clean copy of Amendment No. 2 and a copy marked to show all changes from the version filed on November 5, 2020.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except for page references appearing in the headings and Staff comments below (which are references to the Registration Statement filed on November 5, 2020), all page references herein correspond to the page of Amendment No. 2.

Securities and Exchange Commission

December 4, 2020

Founders’ Letter, page i

1.    We note your revised disclosure in response to comment 1. Please further revise the Founders’ Letter to provide more balanced disclosure. As previously requested, please address in the letter (i) the negative impact that COVID-19 has had on your business, including decreased origination volumes on your platform, increased loss expectations for new and existing originations and a temporary reduction in the availability of loan funding, (ii) that your AI models have not been tested at all during a down-cycle economy or recession without significant levels of government assistance and (iii) that for the fiscal year ended December 31, 2019, Cross River Bank originated 89% of the loans facilitated on your platform.

The Company acknowledges the Staff’s comment regarding more balanced disclosure in the Founders’ Letter and has revised its disclosure on pages III, IV and V to address the Staff’s comment. The Company respectfully advises the Staff that it does not presently expect an increase in loss expectations for new and existing originations due to COVID-19. However, as disclosed on page 24 in the Risk Factors section of Amendment No. 2, the Company believes that there is a potential for increased losses due to COVID-19 and has included such balancing disclosure in the Founders’ Letter as well.

Description of Capital Stock Anti-Takeover Provisions Exclusive Forum, page 201

2.    We note your revised disclosure regarding the exclusive forum provision in your amended and restated bylaws. Please disclose that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Please also ensure that the exclusive forum provision in the amended and restated bylaws clearly states that the provision does not apply to any actions arising under the Exchange Act.

The Company respectfully advises the Staff that it has revised its disclosure on pages 82, 83 and 207 to disclose that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder and that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. The Company further advises the Staff that its amended and restated bylaws clearly states that the exclusive forum provision does not apply to any actions arising under the Exchange Act.

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Securities and Exchange Commission

December 4, 2020

Please direct any questions regarding the Company’s responses or Amendment No. 2 to me at (650) 575-1174 or jsaper@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI Professional Corporation

/s/ Jeffrey D. Saper
Jeffrey D. Saper

cc:	Dave Girouard, Upstart Holdings, Inc.

Sanjay Datta, Upstart Holdings, Inc.

Alison Nicoll, Upstart Holdings, Inc.

Emily Sairafian, Upstart Holdings, Inc.

Allison B. Spinner, Wilson Sonsini Goodrich & Rosati, P.C.

Shannon R. Delahaye, Wilson Sonsini Goodrich & Rosati, P.C.

John Savva, Sullivan & Cromwell LLP